SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of BRASKEM S.A. (“Company”) are hereby called to attend the Extraordinary General Meeting, which will be held at the Company’s headquarters located at Rua Eteno, 1.561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, on August 30, 2010, at 10:30 a.m., in order to deliberate on the following Agenda: 1) Ratification of the appointments and contracting of specialized companies to prepare the economic and financial appraisal report indicating the economic values of the shares of the Company and Rio Polímeros S.A. (“Riopol”), and the appraisal reports on the equity value of the shares of Riopol; 2) Review, discussion and deliberation on the Protocol and Justification of Merger of Shares of Riopol by the Company, and other documents related to such merger of shares, by which Riopol shall become wholly-owned subsidiary of the Company; 3) Deliberation on the proposal of merger of shares of Riopol by the Company, with the consequent increase in the Company’s capital through the issue of new class “A” preferred shares; and 4) Approval of the change in article 4 of the Company’s Bylaws as a result of its capital increase.

Camaçari/BA, August 9, 2010.

Marcelo Bahia Odebrecht

Chairman of the Board of Directors

General Information:

1. The documents related to the items of the agenda were made available to the Company’s shareholders as established in CVM Ruling No.  481/09, and may be accessed through the website of the Brazilian Securities Commission (CVM) (www.cvm.gov.br), of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br), or of the Company (www.braskem.com.br/ri).

2. The Company’s management requests that the shareholders file with the Company, 72 hours before the date set for the Extraordinary General Meeting, the following documents: (i) the slip issued by the financial institution, which is the escrow agent of the shares held thereby, up to 08 days before the date of the Extraordinary General Meeting; (ii) the power of attorney, duly regularized pursuant to law, in the event a shareholder is represented by a proxy, where the grantor’s signature must be certified; and/or (iii) as to the shareholders participating in the fungible custody of registered shares, the statement indicating the respective ownership interest, issued by the competent body. The shareholder or the respective legal representative shall attend the Extraordinary General Meeting with his/her identity documents.

3. In view of the Health, Security and Environment Rules (SSMA) in force at the Company’s headquarters, which establish the guidelines for access control and circulation of persons and vehicles in the internal and external areas of the headquarters, the shareholders, as well as their legal representatives at the Meeting convened herein are requested to arrive at least 30 minutes before the time of beginning of the Meeting, seeking to assure compliance with the basic instructions training procedures of SSMA in effect at the Company, which are available for consultation at its headquarters.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.